Follow-Up Materials

06013339

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Maximum Ventures Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 12 2006 E
THOMSON
FINANCIAL

FILE NO. 82- 3983 FISCAL YEAR 9-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/11/06

82-3923

ARLS
9-30-05

MAXIMUM VENTURES INC

FINANCIAL STATEMENTS

SEPTEMBER 30, 2005 AND 2004

MINNI, CLARK & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

Jerry A. Minni, C.G.A. *
Bryce A. Clark, C.G.A. *
Geoffrey S. V. Pang, C.G.A., FCCA **

* *Incorporated Professional*
** *Associate*

SUITE 1104-750 WEST PENDER STREET
VANCOUVER, BRITISH COLUMBIA
CANADA V6C 2T8

TELEPHONE: (604)683-0343
FAX: (604)683-4499

AUDITORS' REPORT

To the Shareholders,
Maximum Ventures Inc.

We have audited the balance sheets of **MAXIMUM VENTURES INC.** as at **September 30, 2005 and 2004** and the statements of operations, deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at **September 30, 2005 and 2004** and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"MINNI, CLARK & COMPANY"
CERTIFIED GENERAL ACCOUNTANTS

Vancouver, Canada
January 19, 2006

MAXIMUM VENTURES INC.

BALANCE SHEETS

AS AT SEPTEMBER 30, 2005 AND 2004

ASSETS

	2005	2004
CURRENT ASSETS		
Cash and cash equivalents	$ 2,130	$ 71,674
GST receivable	4,997	14,346
Advances and prepaid expenses	110,618	125,208
Refundable deposit	1,000	1,000
	118,745	212,228
EQUIPMENT (Note 3)	26,603	3,950
MINERAL PROPERTIES (Note 4)	346,102	329,787
	$ 491,450	$ 545,965

LIABILITIES

	2005	2004
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 206,259	$ 215,855
Interests accrued	2,063	7,063
Loans payable	16,074	25,394
Due to related parties	25,825	31,585
	250,221	279,897

SHAREHOLDERS' EQUITY

	2005	2004
SHARE CAPITAL (Note 5)	5,393,611	4,762,611
SHARE SUBSCRIPTIONS	-	264,000
CONTRIBUTED SURPLUS (Note 5)	600,650	600,650
DEFICIT	(5,753,032)	(5,361,193)
	241,229	266,068
	$ 491,450	$ 545,965

Nature of operations and going concern – Note 1
Commitments – Notes 4 and 5

APPROVED BY THE DIRECTORS:

"Douglas Brooks"

"Georgia Knight"

The accompanying notes are an integral part of these financial statements.

MAXIMUM VENTURES INC

STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004
EXPENSES		
Depreciation	$ 4,220	$ 961
Bank charges and interest (Note 7)	6,487	11,723
Consulting fees (Note 7)	30,250	25,000
Management fees (Note 7)	27,500	30,000
Office and miscellaneous	15,286	88,545
Professional fees	186,166	80,318
Property investigation	55,498	166,000
Public and shareholder relations	10,789	21,149
Rent	36,000	36,000
Stock-based compensation	-	600,650
Transfer agent and filing fees	19,388	37,665
Travel and promotion	255	25,593
LOSS BEFORE OTHER ITEM	391,839	1,123,604
OTHER ITEM:		
Write down of mineral properties and deferred exploration costs	-	674,680
NET LOSS FOR THE YEAR	(391,839)	(1,798,284)
DEFICIT, BEGINNING OF YEAR	(5,361,193)	(3,562,909)
DEFICIT, END OF YEAR	$(5,753,032)	$(5,361,193)
Basic and fully diluted loss per share	$ (0.02)	$ (0.09)
Weighted average number of shares	23,576,110	18,776,736

The accompanying notes are an integral part of these financial statements.

MAXIMUM VENTURES INC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004
OPERATING ACTIVITIES		
Net loss for the year	$ (391,839)	$(1,798,284)
Items not involving cash:		
Depreciation	4,220	961
Stock-based compensation	-	600,650
Write down of mineral properties and related deferred exploration costs	-	674,680
Changes in non-cash working capital items:		
GST receivable	9,349	520
Accounts receivable	-	6,183
Due to related parties	(5,760)	(29,991)
Advances and prepaid expenses	14,590	(27,020)
Interests accrued	(5,000)	(3,627)
Accounts payable and accrued liabilities	(9,596)	(23,243)
Refundable deposit	-	(1,000)
	(384,036)	(600,171)
INVESTING ACTIVITIES		
Acquisition of equipment	(26,873)	(2,052)
Acquisition of mineral properties	-	(75,000)
Deferred exploration costs	(16,315)	(57,290)
	(43,188)	(134,342)
FINANCING ACTIVITIES		
Issuance of shares, net of share issue costs	631,000	559,500
Share subscriptions received	(264,000)	264,000
Loans payable	(9,320)	(199,643)
	357,680	623,857
DECREASE IN CASH	(69,544)	(110,656)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	71,674	182,330
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 2,130	$ 71,674
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

Non-cash transactions – Note 6

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company, classified as a mining exploration/development company, is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred exploration expenditures are dependant upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the Company's ability to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis. At September 30, 2005, the Company had a working capital deficiency of $131,476 (2004 - $67,669) and an accumulated deficit of $5,753,032 since incorporation. Its ability to continue as a going concern is dependant upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. These financial statements do not include any adjustments to the recoverability or classification of recorded assets amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize on its assets and discharge its liabilities and commitments at amounts different from those reported in the financial statements.

The Company was incorporated under the Company Act of British Columbia and its common shares are publicly traded on the NEX board, a separate board of the TSX Venture Exchange.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. Because a precise determination of many assets and liabilities is dependant upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties and deferred exploration costs. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within the reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) <u>Equipment and Depreciation</u>

Equipment is recorded at cost. The Company provides for depreciation using the declining balance method at the following annual rates:

Automobile	-	24%
Computer equipment	-	30%
Office equipment	-	20%

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

b) Mineral Properties and Deferred Exploration Expenditures

The acquisition of mineral properties are initially recorded at cost. Producing mineral properties are depleted over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing mineral properties that the Company abandons interest in are written-off in the year of abandonment. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the properties, with any excess included in results of operations.

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

The Company capitalizes all exploration expenditures that result in the acquisition and retention of mineral properties or an interest therein. The accumulated costs including applicable exploration expenditures relative to non-productive mineral properties that the Company abandons interest in are written-off when management determines abandonment is appropriate. Otherwise, the exploration expenditures are depleted over the estimated lives of the producing mineral properties based on a method relating recoverable reserves to production.

The mineral properties and deferred exploration expenditures are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When there is evidence of impairment, the net carrying amount of the asset will be written down to its net recoverable amount which is the estimated undiscounted future net cash flows expected to result from the asset and its eventual disposition. The loss on impairment written off is not reversed even if circumstances change and the net recoverable amount subsequently increases.

The amounts shown as mineral properties and deferred exploration expenditures represent unamortized costs to date and do not necessarily reflect present or future values.

c) Reclamation Costs

Reclamation activities are carried out to the extent practicable concurrently with property exploration activities and such costs are included in exploration costs during the period in which they are incurred. When properties are abandoned, any remaining reclamation costs are estimated and included as exploration costs in the period the property is abandoned.

d) Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

d) Stock-based Compensation

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in thee assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessary provide a reliable single measure of the fair value of the Company's share purchase options.

e) Fair Market Value of Financial Instruments

The carrying value of cash, advances, prepaid expenses, accounts receivable and accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

f) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognised for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis for assets and liabilities as well as for benefit of losses available to be carried forward to future years for tax purposes. These future taxes are measured by the provisions of currently enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future assets and therefore the Company has fully provided against these assets.

3. EQUIPMENT

	2005			2004
	Cost	Accumulated Depreciation	Unamort Cost	Unamort Cost
Automobile	$ 25,000	$ 3,000	$ 22,000	$ -
Computer	4,909	1,865	3,044	2,002
Office equipment	2,052	493	1,559	1,948
	$ 31,961	$ 5,358	$ 26,603	$ 3,950

4. MINERAL PROPERTIES

	2005	2004
Property costs		
Stump Lake Property	$ 270,000	$ 270,000
Mongolia Properties	1	1
	270,001	270,001
Deferred exploration costs		
Stump Lake Property	76,100	59,785
Mongolia Properties	1	1
	76,101	59,786
	$ 346,102	$ 329,787

the exploration costs of $16,315 (2004 - $57,290) incurred during the year ended September 30, 2005 are made up as follows:

geological fees	$ 1,050
field expenses	1,128
reclamation expenses	11,587
assay	2,550
	$ 16,315

a) Stump Lake Property

By an option agreement with Braniff Gold Corp. ("Braniff") dated May 10, 2002, the Company was granted an option to earn a 100% interest in the property comprising three claim units and three reverted Crown grants, located south of Kamloops, British Columbia. As consideration, the Company has agreed to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

On or before November 30, 2004 (year extended to 2005)	$ 200,000
On or before November 30, 2006	300,000
	$ 500,000

As at September 30, 2005 the total amount of $76,100 had been incurred.

Cash payments:

Within seven days of acceptance by TSX Venture Exchange ("TSX")	$ 150,000 (paid)
On or before November 1, 2002	25,000 (paid)
On or before November 30, 2003	75,000 (paid)
On or before November 30, 2005	50,000 (see Note 10)
On or before November 30, 2006	50,000
	$ 350,000

4. MINERAL PROPERTIES - continued

Common shares:

The Company is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

Upon making cash payments totalling $250,000 and incurring exploration expenditures totalling $200,000, the Company shall have earned an undivided 50% right, title and interest in and to the property. The Company shall have earned a further 25% interest by making a further cash payment and/or incurring exploration expenditures totalling $250,000. See Note 10

b) Mongolia Properties

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") on November 1, 2003 to acquire up to 75% interest in the Edren Properties and the Ulaan Properties consisting of six exploration licenses located in Mongolia. As consideration the Company has agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares, to make total property maintenance payments of US$280,000, and to fund total exploration expenditures of US$4,000,000 as follows:

	Edren Properties	Ulaan Properties
To earn the first 60% interest:		
Within seven days of TSX acceptance for filing of the agreements to pay and issue	US$100,000 (payment extended until further notice) 500,000 common shares (issued)	US$100,000 (payment extended until further notice) 1,000,000 common shares (issued)
On or before May 1, 2005 to issue an additional	750,000 common shares	1,000,000 common shares
Over the four years to November 1, 2007 to make property maintenance payments at	US$25,000 per year	US$45,000 per year
to make cash payments to November 1, 2007	US$300,000	US$480,000
To fund exploration staged over four years to November 1, 2007	US$1,750,000	US$2,250,000
On or before November 1, 2007 to issue further	1,500,000 common shares	2,000,000 common shares

4. MINERAL PROPERTIES - continued

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

The Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties, and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

During the year ended September 30, 2004, the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $1 in view of the dispute concerning its title and ownership rights. See Note 8

Pursuant to a letter agreement dated April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which were due on the Mongolian properties had been waived until further notice of the requirement by a person who is asserting beneficial ownership of the remaining interest in the properties.

5. SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value.

b) Issued and Fully Paid

	Number of Shares	Amount
Balance, September 30, 2003	12,560,171	$ 3,590,611
For cash pursuant to exercise of stock options at $0.15 per share	1,150,000	172,500
For cash pursuant to private placement at $0.10 per share	1,800,000	180,000
For cash pursuant to private placement at $0.1275 per share	3,231,372	387,000
Issued pursuant to acquisition of Stump Lake property	200,000	20,000
Issued pursuant to acquisition of Mongolia properties	1,500,000	375,000
Issued as finders' fees	150,000	37,500
Balance, September 30, 2004	20,591,543	4,762,611

5. SHARE CAPITAL - continued

For cash pursuant to exercise of warrants at $0.10 per share	2,790,000	279,000
For cash pursuant to private placement at $0.1275 per share	1,803,922	230,000
For cash pursuant to private placement at $0.50 per share	250,000	125,000
Finders fee	-	(3,000)
Balance, September 30, 2005	25,435,465	$ 5,393,611

c) Shares Held in Escrow

As at September 30, 2005, 107,142, (2004 - 107,142) common shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the written consent of the regulatory authorities.

d) Stock Options

Stock-based compensation plan:

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the stock option plan as of September 30, 2005 and 2004 and changes during the years ending on those dates is presented below:

	2005		2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,465,000	$ 0.65	1,256,000	$ 0.15
Granted	-		1,465,000	0.65
Exercised	-		(1,150,000)	0.15
Expired/cancelled	(20,000)	0.65	(106,000)	0.15
Options outstanding and exercisable at end of year	1,445,000	$ 0.65	1,465,000	$ 0.65

5. SHARE CAPITAL - continued

At September 30, 2005 the following share purchase options were outstanding entitling the holders to purchase one common share of the Company for each option held:

Number of stock options	Exercise Price	Expiry Date
1,445,000	$ 0.65	December 3, 2005

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. The assumptions used in calculating fair value are as follows:

Risk free interest rate	1.98%
Expected option life in years	2 years
Expected stock price volatility	126%
Expected dividend yield	Nil

Option pricing models require the input of highly subjective assumptions including the price volatility. Changes in the subjective input assumptions can materially effect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

No Stock options were granted during the year ended September 30, 2005.

See Note 10.

e) Share Purchase Warrants

Share purchase warrant transactions are summarized as follows:

	2005			2004		
	Number of Shares		Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
Outstanding, beginning of year	6,231,372	$	0.18	5,000,000	$	0.10
Granted	2,053,922	$	0.31	3,231,372	$	0.25
Exercised	(2,790,000)	$	0.10	-		
Expired/cancelled	(210,000)	$	0.10	(2,000,000)	$	0.10
Outstanding, end of year	5,285,294	$	0.28	6,231,372	$	0.18

5. SHARE CAPITAL - continued

As at September 30, 2005, the following warrants were outstanding:

Number of shares	Exercise Price	Expiry Date
3,231,372	$0.25	December 31, 2005
1,803,922	$0.25	February 22, 2007
250,000	$0.75	February 22, 2007
5,285,294		

Each warrant entitles the holder to acquire one common share for each warrant held.

6. NON-CASH TRANSACTIONS

Investing and financing activities for 2004 that do not have a direct impact on current cash flows are excluded from the statement of cash flows.

a) Pursuant to the terms of the option agreement relating to the acquisition of the Edren properties the Company issued 500,000 common shares to the optionor and 50,000 common shares to the finder at the fair market price of $0.25 per share.

b) Pursuant to the terms of the option agreement relating to the acquisition of the Ulaan properties the Company issued 1,000,000 common shares to the optionor and 100,000 common shares to the finder at the fair market price of $0.25 per share.

7. RELATED PARTY TRANSACTIONS

During the years ended September 30, 2005 and 2004 the Company incurred the following costs charged by a director of the Company and a company controlled by a director of the Company:

	2005	2004
Management fees	$ 27,500	$ 30,000
Consulting	25,000	25,000
Interest	3,141	4,736
	$ 55,641	$ 59,736

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties. The Company is charged interest at 2% per month on the balance due to a company controlled by a director.

At September 30, 2005, the accounts payable includes $26,600 (2004 - $28,935) due to a company controlled by a director of the Company, and $25,000 (2004 – $25,000) to a director of the Company.

See Note 10

8) CONTINGENT ASSET

A dispute has arisen as to the Company's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. The Company is reviewing its legal options, and no formal claim has been made.

9. FUTURE INCOME TAX

The Company has non-capital tax loss carry forwards of approximately $1,814,000 (2004 - $1,533,000) in Canada that are available to reduce taxable income of future periods. These tax loss carry forwards expire between 2006 and 2015.

The significant components of the Company's future income tax assets are as follows:

	2005	2004
Future income tax assets		
Non-capital losses carried forward	$ 646,100	$ 540,500
Book and tax base differences on assets	551,500	536,500
Less		
Valuation allowance	(1,197,600)	(1,077,000)
Net future income tax assets	$ -	$ -

Due to the uncertainty surrounding the realization of future income tax assets, the Company has recognized a 100% valuation allowance against its future income tax assets.

10. SUBSEQUENT EVENTS

a) The stock options for 1,445,000 common shares of the Company at $0.65 per share expired on December 3, 2005.

b) On December 6, 2005, the Company entered into a loan agreement with one of its directors for $120,000. The Company may draw the loan in whole or in parts, until August 31, 2006 or until the Company completes a financing in excess of $500,000. The loan will be fully repaid when financing in excess of $500,000 is reached. No interest is payable on the loan until after February 1, 2007 and thereafter interest is payable at a rate of 6% per annum.

c) Pursuant to a letter agreement dated November 17, 2005 from Braniff Gold Corp., the cash payment of $50,000 and the specified exploration expenditures of $200,000 (which were due on November 30, 2005) have been extended to April 1, 2006 and July 1, 2006 respectively.

d) The warrants for 3,231,372 shares of the Company at $0.25 per share expired on December 31, 2005.

11. COMPARATIVE FIGURES

Certain comparative figures had been reclassified to conform with current year presentation.

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

SEPTEMBER 30, 2005

BACKGROUND

The following discussion and analysis, prepared as of January 27, 2006, should be read together with the audited financial statements for the years ended September 30, 2005 and 2004 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the three-month period and the year ended September30, 2005 is prepared as of, and contains disclosure of material changes occurring up to and including, January 27, 2006.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

OVERVIEW

Maximum is a mineral exploration company. The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

The Company has operations in Mongolia where it is searching primarily for Gold and Copper, and in Canada where it is searching primarily for Gold and Silver.

The Company was the subject of Cease Trade Orders ("CTOs") issued by the British Columbia Securities Commission (the "BCSC") dated March 1, 2005 pursuant to Section 164(1) of the British Columbia *Securities Act* (the "Act") and by the Alberta Securities Commission (the "ASC") dated June 17, 2005 pursuant to Section 198 of the Alberta *Securities Act*, for failure to file on time its annual financial statements for the year ended September 30, 2004, and interim financial statements for the quarters ended December 31, 2004, and March 31, 2005 respectively and was suspended from trading on the TSX Venture Exchange. In June, 2005, Maximum completed all of its outstanding financial statements filings, paid all related fees and submitted applications for revocation of the CTOs and, as a dormant issuer pursuant to BC Policy 12-603 (the "Policy"), reactivation pursuant to the Policy for purposes of returning to trade on the NEX Board.

Subsequent to September 30, 2005 the Cease Trade Orders were revoked effective January 6, 2006, and trading was reinstated in the common shares of the Company on the NEX Board of the TSX Exchange on January 12, 2006.

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

SEPTEMBER 30, 2005

MINERAL PROPERTIES

INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

	Balance, September 30, 2004	Incurred (Written-down) during the period	**Balance, September 30, 2005**
Property costs:			
Stump Lake Property	270,000	-	**270,000**
Mongolia Properties	1	-	**1**
	270,001	-	**270,001**
Deferred Exploration Expenditures:			
Stump Lake Property	59,785	16,315	**76,100**
Mongolia Properties	1	-	**1**
	59,786	16,315	**76,101**
	$ 329,787	$ 16,315	**$ 346,102**

Stump Lake Property, Canada

Acquisition

In May 2002, the Company entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp. ("Braniff"), a private British Columbia company.

As consideration, the Company has to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

On or before November 30, 2004 (refer to "Subsequent Events"))	$ 200,000
On or before November 30, 2006	300,000
	$ 500,000

MINERAL PROPERTIES – CONT'D

Stump Lake Property, Canada – Cont'd

As at September 30, 2005, the Company has incurred exploration expenditures of $81,350 as follows:

	2005
Assay	$ 3,120
Concession fees	1,514
Geological consulting	69,634
Travel	1,832
	$ 76,100

Cash payments:

Within seven days of acceptance by TSX Venture Exchange ("TSX")	$	150,000 (paid)
On or before November 1, 2002		25,000 (paid)
On or before November 30, 2003		75,000 (paid)
On or before November 30, 2005 (refer to"Subsequent Events")		50,000
On or before November 30, 2006		50,000
	$	350,000

Common shares:

The Company is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

EXPENDITURES

Exploration expenditure for the year ending September 30, 2005, totalled $16,315. Expenditure during the comparable period ending September 30, 2004, was $59,875.

Expenditure as at September 30, 2005, was as follows:

MINERAL PROPERTIES – CONT'D

Stump Lake Property, Canada – Cont'd

	Three Months Ended September 30, 2005	Year Ended September 30, 2005	Three Months Ended September 30, 2004	Year Ended September 30 2004	
Assay	-	2,550	423	570	- paid to independent contractor
Concession fees	-	-	1,254	1,514	- paid to independent contractor
Geological consulting	-	13,765	44,969	55,869	- paid to independent contractor
Travel	-	-	-	1,832	- paid to independent contractor
	$ -	$ 16,315	$ 46,646	$ 59,785	

Exploration

In the summer/fall of 2004 Maximum Ventures Inc. conducted a geological mapping, sampling and trenching program on the Stump Lake Property to obtain more detailed information about the extent and grade of the base and precious metals mineralization. A total of 22 trenches (200.3 meters) were excavated to uncover the mineralized shear zones between the old workings and to explore the areas of coincident geochemical and geophysical anomalies.

A total of 128 various samples were collected including grab, chip, float and discontinuous and continuous channel samples from outcrop, newly excavated trenches, old shafts, workings, dumps and old pits on the property during the exploration program. Values ranged from >0.005 – 4.29 ppm gold, <0.2 – 4,430 ppm silver, 0.0026 - 0.729 percent copper and 0.0034 – 0.271 percent zinc. Though chip/channel sampling on the property encountered encouraging values the highest values were obtained from grab samples.

The structural study confirmed the presence of several mineralized shear zones hosted in altered, porphyric and/or massive andesite. The main shear zone, striking north-north-east, is up to 8 meters wide and can be followed continuously for approximately 900 meters. Highlights from two of the trenches located at the main shear zone include 1 meter long continuous channels returning 1.545 ppm gold in Trench 7 and 0.801 ppm gold in Trench 8.

Two isolated mineralized showings occur along strike approximately 700 metres to the north and south of the main shear zone's known boundary limits. Notable 1 meter continuous chip samples taken from the two mineralized showing include 1.57 ppm gold from the pit at the northern showing and 4.29 ppm gold and 197 ppm silver from the southern showing. Though the newly identified zones do not appear to be continuations of the main shear zone due to their mapped strike direction, additional mapping is warranted to determine if the zones may be extensions of which were later faulted and displaced from the main shear zone.

MINERAL PROPERTIES - CONT'D

Stump Lake Property, Canada – Cont'd

A newly discovered shear zone trending northeast and about 200 meters long was identified and is located approximately 350 metres west of the main shear zone. Highlights from the newly discovered zone include a 1 meter continuous channel sample returning 0.467 ppm gold.

The shear zones are made up of heavily altered and mylonitized host rock that encloses quartz – carbonate veins and stringers with disseminated sulfide/sulphosalt mineralization ranging in width from a few centimeters up to 1.4 meters. The disseminated pyrite, arsenopyrite, galena, sphalerite, chalcopyrite and tetrahedrite with scarce gold and silver inclusions occur predominantly in the grey quartz, while the younger, white quartz generation and post-mineralization carbonate veins cut across the mineralized veins.

A total of 28 grab, chip and discontinuous channel samples were also collected from the veins exposed in trenches and/or old workings and from old dumps. Nine chip samples from 10 to 20 cm thick veins assayed on average 0.623 ppm gold, 15.6 ppm silver, 0.013 percent copper, 0.058 percent lead and 0.017 percent zinc.

Overall trenching highlights are as follows: average precious and base metal contents in 43 one meter long, more than 0.1 ppm gold containing, continuous channel samples taken from all trenches and some old shafts are 0.423 ppm gold, 7.41 ppm silver, 0.011 percent copper, 0.012 percent lead and 0.025 percent zinc. The weighted average content of gold in these continuous channel samples is 0.43 ppm and the average width of the mineralized zones tested by channel sampling is 1.7 meters. These results have been interpreted to indicate that the property contains good potential to host notable precious/base metals mineralization.

The mineralization at Stump Lake represents upper part of an epithermal system that developed during an extensional phase of brittle deformation and hydrothermal activity in Tertiary times and can be classified as an epithermal vein deposit. The deposit has a potential to contain gold mineralization at depth, similar to other deep-seated, epithermal precious metals deposits in British Columbia. The depth extent of the deposit, based on local topography and old mining and exploration works probably exceeds 100 meters.

The Company plans to conduct a further stage of exploration on the Stump Lake property which could immediately include geological mapping, trenching and geophysics and depending on the results, a later second stage could follow including exploration drilling. The property is currently ready for a mapping and geophysical work, additional trenching and drilling would require work permit applications.

Geological mapping is anticipated to include a more detailed structural study to better understand the deformation patterns and structural controls of the shears, mineralized veins and stringers within the shear zones and further search for shear zone outcrops.

Geophysical surveys using IP and resistivity methods are anticipated to better delineate features identified by the earlier survey. Further surveys should be continued to the northeast and southwest of the completed grid using line spacing of 100 meters.

MINERAL PROPERTIES – CONT'D

Stump Lake Property, Canada – Cont'd

Such surveys will not only target existing mineralization within shear zones, but will also explore the possibility of porphyry related mineralization occurring below the existing exploration and mining level.

The Company plans a financing designed to finance the anticipated exploration program including mapping, further trenching and geophysics. This financing is expected to take the property to its next stage of exploration including drilling.

Edren and Ulaan Properties, Mongolia

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") dated November 1, 2003 to acquire up to a 75% interest in the Edren Properties and the Ulaan Properties consisting of a total of six exploration licenses located in Mongolia. As consideration the Company agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares and to incur exploration expenditures totalling US$4,000,000 as follows:

	Edren Properties	Ulaan Properties
To earn the first 60% interest:		
Within seven days of TSX acceptance for filing of the agreements to pay and issue	US$100,000 (payment extended until further notice) 500,000 common shares (issued)	US$100,000 (payment extended until further notice) 1,000,000 common shares (issued)
On or before May 1, 2005, to issue an additional	750,000 common shares	1,000,000 common shares
Over the four years to November 1, 2007, to make property maintenance Payments at	US $25,000 per year	US $ 45,000 per year
To make cash payments to November 1, 2007, totalling	US$300,000	US$480,000
To fund exploration staged over four years to November 1, 2007, totalling	US$1,750,000	US$2,250,000
On or before November 1, 2007, to issue further	1,500,000 common shares	2,000,000 common shares

MINERAL PROPERTIES – CONT'D

Edren and Ulaan Properties, Mongolia – Cont'd

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

The Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

A dispute has arisen as to the Company's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. The Company is reviewing its legal options. As at September 30, 2004 the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $ 1 in view of disputes concerning the Company's title and ownership rights.

Prior to September 30, 2004, the Company conducted initial surface exploration, including surface mapping and sampling, and received 43-101 technical reports on the properties. This exploration was followed by more detailed mapping and sampling during the year ended September 30, 2004. In connection with ongoing disputes concerning the Company's title and beneficial rights to the Edren properties and Ulaan properties, the Company has not received exploration information including data or subsequent reports on exploration, property investigations or detailed accounting information. Prior to the year ended September 30, 2004 the Company made payments, advances and incurred property expenses recorded at $257,177 on Mongolian properties.

Under the Edren and Ulaan property option agreements the Company is required to make yearly property payments totalling US$70,000 for the Edren properties and Ulaan properties. As of April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which were due on the Edren properties and Ulaan properties, have been waived by a person who is asserting beneficial ownership of the remaining interest in the Ulaan properties and Edren properties.

SELECTED FINANCIAL INFORMATION

The following table presents audited selected financial information for the years ended September 30, 2005, 2004, 2003 and 2002:

SELECTED FINANCIAL INFORMATION – *Cont'd*

	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002
	$	$	$	$
Revenue	-	-	-	-
Net loss	(391,839)	(1,798,284)	(185,012)	(207,814)
Basic and diluted loss per share	(0.02)	(0.09)	(0.02)	(0.03)
Total assets	491,450	545,965	744,104	42,846

RESULTS OF OPERATIONS

For the year ended September 30, 2005 the net loss was $391,839 or $0.02 per share compared to the net loss of $1,798,284 or $0.09 per share for the same period in 2004. The decrease in the net loss $1,406,445 was primarily due to decreases of $600,650 in stock-based compensation expenses, write down of mineral property and deferred exploration of $674,680, mineral properties investigation costs of $110,502, office and miscellaneous of $73,259, transfer agent and filing fees of $18,277, travel and promotion of $25,338, public and shareholder relations expenses of $10,360, bank charges and interest of $5,236 with corresponding increases in professional fees of $105,848, and the balance of the increases of $6,009 spread over the remainder of the expenses.

Current quarter

For the quarter ended September 30, 2005 the net loss was $99,263 or $0.01 per share compared to the net loss of $1,638,045 or $0.09 per share for the same period in 2004. The decrease in the net loss $1,538,782 was primarily due to decreases of $600,650 in stock-based compensation expenses, write down of mineral property and deferred exploration of $674,680, mineral properties investigation costs of $166,000, office and miscellaneous of $72,262, travel and promotion of $16,506, public and shareholder relations expenses of $3,352, bank charges and interest of $20,051, with corresponding increases in professional fees of $6,028, transfer agent and filing fees of $5,332, and the balance of increases of $3,359 spread over the remainder of the expenses.

During the quarter and subsequent to September 30, 2005, the Company continued working with regulatory authorities on reactivation and returning to trade on the NEX Board. On January 12, 2005 the Company was reactivated and returned to trade on the NEX Board.

RESULTS OF OPERATIONS – ***CONT'D***

Year ended September 30, 2004

During the year ended September 30, 2004 Maximum agreed to an option to acquire up to a 75% interest in two portfolios of gold and copper properties in Mongolia. The two portfolios of exploration licenses have been strategically selected by the Company following more than a year of diligent review of exploration opportunities in Mongolia as part of major initiative to pursue a new generation of mineral properties with gold and copper exploration prospects in Mongolia. During fiscal 2004 Maximum incurred $674,680 in costs related to the properties in Mongolia. Subsequent to September 30, 2004 a dispute has arisen as to the Company's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. The Company' management decided to write down the book value of the properties to a nominal value of $ 1 in view of a dispute concerning the Company's title and ownership rights.

For the year ended September 30, 2004 the net loss was $1,798,284 or $0.09 per share compared to the net loss of $185,012 or $0.02 per share (872% increase) for the year ended September 30, 2003. The increase in the net loss was primarily due to $674,680 (2003: $Nil) write-down of the Company's properties in Mongolia, $600,650 (2003: $Nil) stock based compensation expense, $166,000 (2003: $Nil) property investigation expense and $21,149 (2003: $Nil) shareholder communication expenditures recorded by the Company during the year ended September 30, 2004.

In the fiscal 2004 the Company incurred $82,845 increase in office and miscellaneous expenditures, $17,441 in professional fees, $25,709 in transfer agent and filing fees and $19,223 in travel and promotion costs compared to the fiscal 2003. The increase in office and miscellaneous expenditures was primarily due to the $60,000 increase in the office rent associated with a new office space subleased by the Company during the year. The increase in professional fees, transfer agent, filing fees and travel costs are mostly related to the Mongolian properties acquisition and investigation.

During the year ended September 30, 2004 the Company recorded $600,650 stock based compensation expense representing fair value of 1,465,000 stock options granted during the year.

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expense for the years ended June 30, 2005, 2004, 2003 and 2002:

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

SEPTEMBER 30, 2005

	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003	Year ended September 30, 2002
	$	$	$	$
Depreciation	4,220	961	178	-
Increase (decrease) % *	339.12	439.89	100.00	-
Automobile	-	-	-	-
Increase (decrease) % *	-	-	-	-
Bank charges and interest	6,487	11,723	15,371	16,473
Increase (decrease) % *	-44.66	(6.69)	(6.69)	-
Consulting	30,250	25,000	14,700	32,800
Increase (decrease) % *	21.00	70.07	(55.18)	-
Management fees	27,500	30,000	30,000	30,000
Increase (decrease) % *	(0.08)	-	-	-
Office and misc.	15,286	88,545	5,700	7,823
Increase (decrease) % *	(82.73)	1,453.42	(27.14)	-
Professional fees	186,166	80,318	62,877	67,558
Increase (decrease) % *	131.79	27.74	(6.93)	-
Property investigation	55,498	166,000	-	10,000
Increase (decrease) % *	(66.57)	100.00	(100.00)	-
Rent	36,000	36,000	37,500	31,500
Increase (decrease) % *	-	(4.00)	19.05	-
Shareholder communication	10,789	21,149	-	-
Increase (decrease) % *	(48.98)	100.00	-	-
Stock-based compensation	-	600,650	-	-
Increase (decrease) % *	(100)	100	-	-
Transfer agent and filing fees	19,388	37,665	11,956	9,999
Increase (decrease) % *	(48.53)	215.03	19.57	-
Travel and promotion	255	25,593	6,730	1,661
Increase (decrease) %*	(99.00)	280.28	305.17	-

- Increase (decrease) expressed in % compared to the prior year.

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

SEPTEMBER 30, 2005

	Year ended September 30, 2005				Year ended September 30, 2004			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(170,277)	(65,397)	(56,902)	(99,263)	(42,238)	(71,602)	(46,399)	(1,638,045)
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.06)

During the fourth quarter of the fiscal 2004 the Company's net loss was primarily affected by $600,650 stock based compensation expense, $166,000 mineral property investigation costs and $674,680 write-down of the Company's properties in Mongolia.

The net loss for the first quarter of the fiscal 2005 was $170,277 compared to the net loss of $42,238 for the same period in fiscal 2004. The increase in the net loss was primarily due to the $82,332 increase in legal fees related to the dispute concerning the Company's title and ownership rights of the Mongolian properties and the $49,654 increase in mineral properties investigation costs. The net loss for the second and third quarters of the current year is comparable to the loss for the same quarters in fiscal 2004.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2005, the Company had a working capital deficiency of $131,476 (September 30, 2004 – working capital deficiency of $ 67,669).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

During the year ended September 30, 2005, the Company completed a private placement of 1,803,922 common shares at $0.1275 per share for proceeds of $230,000. In connection with this private placement, 1,803,922 warrants exercisable at $0.25 per share were issued, expiring on or before February 22, 2007.

During the year ended September 30, 2004 the Company agreed to a $1,400,000 private placement of 10,980,392 units at $0.1275 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.25 per share. On December 31, 2003, a portion of the private placement of 3,231,372 units was closed with 2,352,941 units issued on a flow-through basis and 878,431 units issued a non-flow-through basis. Warrants on these units expired on December 31, 2005.

During the year ended September 30, 2004, the Company agreed to a $492,000 private placement of 984,000 units at $0.50 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.75 per share.

LIQUIDITY AND CAPITAL RESOURCES – ***Cont'd***

During the year ended September 30, 2005, a portion of the private placement of 250,000 common shares at $0.50 per share was closed for proceeds of $125,000. In connection with this private placement, 250,000 warrants at $0.50 per share were issued, exercisable at $0.75 per share, expiring on or before February 22, 2007.

At September 30, 2005, the Company held cash on hand of $2,130 (2004: $71,674) and liabilities totalled $250,221 (2004: $279,897).

Maximum plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

Authorized:

100,000,000 common shares without par value.

Issued and Fully Paid		Number of Shares	Dollar Value
Balance September 30, 2002		9,560,171	$ 3,302,611
For cash:			
- pursuant to a private placement	– at $0.10	3,000,000	300,000
Share issue costs		-	(12,000)
Balance September 30, 2003		12,560,171	$ 3,590,611
For cash:			
- for mineral property (Stump Lake)	– at $0.10	200,000	20,000
- pursuant to exercise of stock options	– at $0.15	1,150,000	172,500
- pursuant to exercise of warrants	– at $0.10	1,800,000	180,000
- pursuant to private placement	– at $0.1275	3,231,372	387,000
- for mineral property (Mongolia)	– at $0.25	1,500,000	375,000
- for mineral property (finder's fee)	– at $0.1275	150,000	37,500
Balance September 30, 2004		20,591,543	4,762,611
For cash:			
- pursuant to exercise of warrants	– at $0.10	2,790,000	279,000
- pursuant to private placement	– at $0.1275	1,803,922	230,000
- pursuant to private placement	– at $0.50	250,000	125,000
- finders fee		-	3,000
Balance September 30, 2005		25,435,465	$ 5,396,611

SHARE CAPITAL – ***CONT'D***

Shares Held in Escrow

As at September 30, 2005, 107,142 (September 30, 2004 – 107,142) common shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the written consent of the regulatory authorities.

Stock Options

Stock-based compensation plan:

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. A summary of the status of the stock option plan as of September 30, 2005 and 2004 and changes during the years ending on those dates is presented below:

	2005			2004		
	Number of Shares		Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
Outstanding at September 30, 2004	1,256,000	$	0.15	1,256,000	$	0.15
Granted	-		-	1,465,000		0.65
Exercised	-		-	(1,150,000)		0.15
Expired/cancelled	-		0.15	(106,000)		0.15
Options outstanding and exercisable at September 30, 2005	1,465,000	$	0.65	1,465,000	$	0.65

At September 30, 2005 the following share purchase options were outstanding entitling the holders to purchase one common share of the Company for each option held:

Number of stock options	Exercise Price	Expiry Date
1,465,000	$ 0.65	December 3, 2005

Subsequent to September 30, 2005, the above options expired unexercised.

Share Purchase Warrants

At September 30, 2005, the following share purchase warrants were outstanding entitling the holder to purchase one common share of the company for each warrant held:

SHARE CAPITAL – *CONT'D*

Number of Warrants	Exercise Price	Expiry Date
3,231,372	$0.25	December 31, 2005
1,803,922	$0.25	February 22, 2007
250,000	$0.75	February 22, 2007
5,285,294		

Subsequent to September 30, 2005, 3,231,372 warrants at $0.25 per share expired unexercised.

RELATED PARTY TRANSACTIONS

During the year ended September 30, 2005 and 2004, the Company incurred the following costs charged by a private company, controlled by a director of the Company:

	Three months ended September 30,		Year ended	
	2005	2004	**2005**	2004
Management fees	$ **5,000**	$ 7,500	$ **27,500**	$ 30,000
Consulting	**25,000**	25,000	**25,000**	25,000
Interest	**(6,589)**	1,391	**3,141**	4,736
	$ **23,411**	$ 33,891	$ **55,641**	$ 59,736

These transactions were in the normal course of business and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties. Interest was charged on outstanding balance owed during the period. As at August 31, 2005 the management agreement with Selkirk Angler's Guide Services Ltd. was cancelled.

At September 30, 2005, accounts payable includes $ 26,600 (2004: $28,935) due to a company controlled by a director of the Company, and $25,000 (2004 - $25,000) to a director of the Company.

Subsequent to September 30, 2005, the Company entered into a loan agreement with one of its directors for $120,000. The Company may draw the loan in whole or in parts, until August 31, 2006 or until the Company completes a financing in excess of $500,000. The loan will be fully repaid when financing in excess of $500,000 is reached. No interest is payable on the loan until after February 1, 2007, and thereafter interest is payable at a rate of 6% per annum.

CHANGES IN ACCOUNTING PRINCIPLES

Stock Based Compensation

The Company has early adopted the accounting recommendations of the CICA Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments". Under these recommendations the

CHANGES IN ACCOUNTING PRINCIPLES – *CONT'D*

Company provides certain pro forma disclosures as required by the fair value method of accounting for stock options for its fiscal year ended September 30, 2003, and recognizes an expense for options granted on or after January 1, 2004.

The Company uses the Black Scholes option valuation model to value stock options. The Black Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.

The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

Mineral Properties

Mineral property acquisition costs and related exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option agreement, where payments are made at the sole discretion of the Company, are recorded upon payment. Option payments received are treated as a reduction of the carrying value of the related deferred costs until the Company's costs are recovered. Option payments received in excess of costs incurred are credited to revenue.

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value. Administrative expenditures are expensed in the year incurred. Property investigation costs, where a property interest is not acquired, are expensed as incurred.

Although the Company has taken steps to verify title to mineral properties, these procedures do not guarantee the Company's title. Property title may be subject to un-registered prior agreements or other impediments.

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

Asset Retirement Obligations

Effective September 1, 2004, the Company adopted the recommendations in CICA Handbook Section 3110 – "Asset Retirement Obligations" with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation.

CHANGES IN ACCOUNTING PRINCIPLES – *CONT'D*

A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

It is possible that the Company's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or of cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at September 30, 2005, no provision has been made for asset retirement obligations.

OUTSTANDING SHARE DATA

As at January 18, 2006 the Company had authorized share capital of 100,000,000 shares without a par value. Shares outstanding as at January 18, 2006 totalled 25,435,465 shares. There were 2,053,922 warrants outstanding. There were no options outstanding.

RISKS AND UNCERTAINTIES

The Company competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing the Company include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

FORWARD – LOOKING STATEMENTS

Except for historical information, this "Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

SUBSEQUENT EVENTS

On December 6, 2005, the Company entered into a loan agreement with one of its directors for $120,000. The Company may draw the loan in whole or in parts, until August 31, 2006 or until the Company completes a financing in excess of $500,000. The loan will be fully repaid when financing in excess of $500,000 is reached. No interest is payable on the loan until after February 1, 2007 and thereafter interest is payable at a rate of 6% per annum.

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

SEPTEMBER 30, 2005

Stump Lake Property - pursuant to a letter agreement dated November 17, 2005 from Braniff Gold Corp., the cash payment of $50,000 and the specified exploration expenditures of $200,000 (which were due on November 30, 2005) have been extended to April 1, 2006 and July 1, 2006 respectively.